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                               September 9, 2020

       Mark Palumbo
       Chief Executive Officer
       CannAssist International Corp
       1548 Loch Ness Dr.
       Fallbrook, CA 92028

                                                        Re: CannAssist
International Corp
                                                            Offering Statement
on Form 1-A/A
                                                            Filed August 25,
2020
                                                            File No. 024-11272

       Dear Mr. Palumbo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Form 1-A/A filed August 25, 2020

       Risks Related to the Company, page 9

   1. We note your response to our prior comment 2; however, it does not appear the additional risk factor has been
added. In line with our previous comment, please amend your filing to add a risk factor
highlighting the concentration of control and the conflicts of interest that may arise between the
interests of Mr. and Mrs. Palumbo on the one hand and the
                                                        company's shareholders
on the other.
       Marketing and Sales Strategy, page 25

   2. We note the revised disclosure provided in response to our prior comment 4. Please further expand this
disclosure to explain to whom EME Ltd. and Kinetik Technologies
 Mark Palumbo
CannAssist International Corp
September 9, 2020
Page 2
      distribute the company's products. In addition, please provide further detail regarding the company's targeting of non-cosmetics customers as a business strategy. Exhibits

3. We note the analysis provided in response to our prior comment 7. In light of the fact that the company does not have contractual agreements in place to secure its third party manufacturer, distributors, or supplier, please add a risk factor highlighting the potential impact of the inability of any of these parties to fulfill purchase orders on an as needed basis and whether or not sufficient replacements may be found in a timely manner.
4. We note your response to our prior comment 8 which states that counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law such that an opinion that the units are "legally issued, fully paid and non-assessable" is appropriate. Please provide an analysis supporting this conclusion.
       Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                            Sincerely,
FirstName LastNameMark Palumbo
                                                            Division of
Corporation Finance
Comapany NameCannAssist International Corp
                                                            Office of Life
Sciences
September 9, 2020 Page 2
cc:       Jarvis J. Lagman
FirstName LastName